JOOST L.M. SLIEPENBEEK
                                                 Senior Vice President and
                                                 Chief Accounting Officer
Mr. William Choi                                 P.O. Box 985, 1000 AZ Amsterdam
Branch Chief, Division of Corporation Finance    Piet Heinkade 167-173
Securities and Exchange Commission               1019 GM Amsterdam
101 F Street N.E.                                The Netherlands
Washington, D.C. 20549-3561                      Phone + 31 (0)20 509 5100
U.S.A.                                           Fax + 31 (0)20 509 5110

DATE: January 11, 2007

Re: ROYAL AHOLD
    FORM 20-F FOR THE FISCAL YEAR ENDED JANUARY 1, 2006
    FILED APRIL 13, 2006
    SEC FILE NO. 1-2510

Dear Mr. Choi:

This is in response to the Staff's comment letter dated December 29, 2006 (the "Comment Letter"), relating to the Annual Report on Form 20-F for the fiscal year ended January 1, 2006 (the "2005 20-F") of Koninklijke Ahold N.V. ("Ahold", "we" or the "Company").

Set forth below are the responses of the Company to the Staff's comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response.

CONSOLIDATED BALANCE SHEETS, PAGE 88

1. Please explain the meaning of the phrase "before appropriation of current year result" that appears on your balance sheet on pages 88 and 90.

Ahold Response

Dutch law requires that a disclosure be provided on the face of the balance sheet that indicates whether the balance sheet reflects the proposed appropriation of net income for the most current year. Generally, current year net income is appropriated to retained earnings and/or declared as a dividend. If the actual or proposed appropriation of net income for the most current year has not been reflected in the balance sheet, Dutch law requires that this be disclosed by the phrase "before appropriation of current year result" and that the current year net income be presented separately as the last line item in shareholders' equity.




Koninklijke Ahold N.V. Trade Register Amsterdam No. 35000363
ABN AMRO Amsterdam 48.60.29.875

After shareholder approval, which is obtained after the financial statements are released, any dividends are paid out and the remaining net income is reclassified to retained earnings or another shareholders' equity account as appropriate. A statement to this effect is included on page 219 of our financial statements. This presentation, which includes a separate line item in shareholders' equity - in our case "Net income attributable to common shareholders of Ahold" - is not prohibited under IFRS or US GAAP.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 90

2. We note you begin your reconciliation of net cash flows from operating activities with "Operating income." Paragraph 20 of IAS 7 requires net cash flows from operating activities to be determined by adjusting "profit or loss" by various amounts. Further, paragraph 79 of IAS 1 defines profit or loss as normally including all items of income and expense recognized in a period. Please tell us how your presentation complies with the guidance in IAS 7, in light of the definition of profit or loss in IAS 1.

Ahold Response

We acknowledge the SEC Staff interpretation of IAS 7. However, we noted that paragraph 31 of IAS 7 requires that interest and dividends both paid and received be separately disclosed, and paragraph 35 of IAS 7 requires that taxes paid be separately disclosed. We also note that paragraph 20 states that "Alternatively, the net cash flow from operating activities may be presented under the indirect method by showing the revenues and expenses disclosed in the income statement and the changes during the period in inventories and operating receivables and payables." Furthermore, we note that the example of the indirect method provided in Appendix A of IAS 7 does not use net income as the starting point to begin the reconciliation of net cash flows from operating activities, which implies that "profit and loss" as referred to in paragraph 20 is not strictly limited to net profit or loss.

We therefore believe that using operating income as the starting point of the reconciliation of net cash flows from operating activities is not prohibited by IAS 7, but more importantly, we have used operating income, because we believe that this presentation is more meaningful for the following reasons:

o All reconciling items between operating income and income before income taxes are non-operating items. We believe that it is more useful to the reader if the reconciliation only presents non-cash operating items.

o Ahold has decided that interest received and paid are best presented as cash flows from investing and financing activities, respectively, as permitted by paragraph 31 of IAS 7. We believe that it would be confusing to readers to, on the one hand, show reconciling items relating to the interest income and expense in the reconciliation to net cash flows from operations, and, on the other hand, show different amounts for interest received and paid in cash flows from investing and financing activities, which would be the consequence if the reconciliation started with net income or income before income taxes. We believe that a cash flow statement that only shows one line item for each of interest received and paid adds clarity, without reducing disclosure, since interest income and expense are clearly disclosed in the statements of operations.

We believe that the presentation used by Ahold is consistent with the alternative suggested in paragraph 20, except that Ahold did not repeat all the line items that make up operating income, since this would only duplicate the line items presented in the statements of operations.

                                       2/4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGE 91

NOTE 2. CHANGES IN ACCOUNTING POLICIES, PAGE 91

3. We note your disclosure that the fiscal year 2005 consolidated financial statements have been prepared in accordance with IFRS "as adopted by the EU" and that all standards issued by the IASB effective for 2005 and all interpretation issued by the IFRIC effective for 2005 have been adopted by the EU. Please confirm to us that there are no differences between your IFRS and "EU GAAP" financial statements.

Ahold Response

Ahold's financial statements have been prepared in accordance with IFRS as adopted by the EU and the Company followed the guidance issued by the European Commission and the Federation des Experts Comptables Europeans ("FEE"), to use the phrase "International Financial Reporting Standards as adopted in the EU" in its accounting policies as well as the auditor's report. However, we confirm to the Staff that the accounting policies applied by Ahold also fully comply with IFRS, since all standards and interpretations applicable to the Company as issued by the IASB and IFRIC effective for 2005 were adopted by the EU and any exceptions allowed by the EU in IAS 39 were not applied by the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 218

4. Please file a revised audit report that refers to the standards as opposed to "auditing standards" of the Public Company Accounting Oversight Board (United States). Please refer to SEC Release No. 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003.

Ahold Response

We acknowledge the Staff's comment and inform the Staff that our Registered Public Accounting Firm has confirmed to us that the audit referred to in the audit report was conducted in accordance with all PCAOB standards, not only the auditing standards. We, therefore, respectfully request the Staff to allow us to include the correct wording in the audit report that will be included in our Form 20-F for the fiscal year ended December 31, 2006 ("2006 20-F"), which we expect to file near the end of March 2007. Please note that the audit report to be included in the 2006 20-F will cover the same statements of operations, cash flows and changes in shareholders' equity that were presented in the 2005 20-F in addition to our 2006 financial statements, since, for the 2005 20-F, Ahold used the exemption granted to first-time adopters of IFRS in SEC release Nos. 33-8567; 34-51535 (April 12, 2005) "First-Time Application of International Financial Reporting Standards", to only present statements of operations, cash flows and changes in shareholders' equity for 2004 and 2005, instead of three years.

                                       3/4

In addition to Ahold's responses to your comments and at the Staff's request, Ahold acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response adequately addresses the Staff's comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

If the Staff wishes to discuss the responses provided, please do not hesitate to contact me at +31-20-509-5135, Alfred Popken of Deloitte & Touche LLP at +1-212-436-3693 or David Johansen of White & Case LLP at +1-212-819-8509.

Sincerely,


/s/ Joost L.M. Sliepenbeek
--------------------------
Joost L.M. Sliepenbeek
Senior Vice President and Chief Accounting Officer

Cc: Mr. Andrew Blume, SEC, Division of Corporate Finance, Staff Accountant
    Mr. David Johansen, White & Case LLP, New York
    Mr. Alfred Popken, Deloitte & Touche LLP, New York
    Mr. Eric Hespenheide, Deloitte & Touche LLP, Detroit
    Mr. Marco van der Vegte, Deloitte Accountants b.v., Amsterdam

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